UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL


Date of Request: January 31, 2005

                      Century Pacific Financial Corporation


           Delaware                                            86-0449546
--------------------------------------------------------------------------------
(State or other jurisdiction of                        (IRS Employer I.D.Number)
 incorporation or organization)


4500 S. Lakeshore Dr., Suite 357,          Tempe,       Arizona           85282
--------------------------------------------------------------------------------
(Address of principal executive offices)   (City)       (State)           (Zip)


       480-966-6115
-----------------------------
Registrant's Telephone Number


Securities  Act  registration  statement file number to which this form relates:
333-107785


ITEM 1.  Withdrawal of Form S-8 Registration Statement.

On August 8, 2003, Century Pacific Financial Corporation, a Delaware corporation (the "Registrant"), filed a Registration Statement on Form S-8, File No. 333-107785, with the Securities and Exchange Commission. Pursuant to a resolution dated January 25, 2005, the Board of Directors of the Registrant has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form S-8, File No. 333-107785.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Tempe, State of Arizona, U.S.A. on the 31st day of January, 2005.

                                           CENTURY PACIFIC FINANCIAL CORPORATION


                                           By: /s/ David L. Hadley
                                               ---------------------------------
                                               David L. Hadley, President